UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 11, 2017

DESTINATION MATERNITY CORPORATION

(Exact name of Registrant as specified in Charter)

Delaware	0-21196	13-3045573
(State or Other Jurisdiction of Incorporation or Organization)	Commission File number	(I.R.S. Employer Identification Number)

232 Strawbridge Drive

Moorestown, NJ 08057

(Address of Principal Executive Offices)

(856) 291-9700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 8.01 Other Events.

On January 11, 2017, Destination Maternity Corporation (the “Company”) and Orchestra Prémaman S.A. (“Orchestra”) delivered a joint presentation at the ICR Conference 2017. A copy of the presentation and the related transcript are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Additional Information

This report does not constitute an offer to buy or solicitation of any offer to sell securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. This report relates to the proposed business combination between the Company and Orchestra (the “Merger”). The proposed combination will be submitted to the Company’s and Orchestra’s stockholders for their consideration and approval. In connection with the proposed combination, the Company and Orchestra will file relevant materials with (i) the SEC, including an Orchestra registration statement on Form F-4 that will include a proxy statement of the Company and a prospectus of Orchestra, and (ii) the AMF (Autorité des marchés financiers) in France. The Company will mail the proxy statement/prospectus to its stockholders and Orchestra will make the Securities Note available to its stockholders. This report is not a substitute for the F-4 registration statement, proxy statement/prospectus, Registration Document (document de référence), Securities Note (note d’opération) or other document(s) that the Company and/or Orchestra may file with the SEC or the AMF in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC AND THE SECURITIES NOTE AS REGISTERED WITH THE AMF, INCLUDING THE RISK FACTORS PRESENTED IN SUCH DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORCHESTRA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov, and other related documents filed with the AMF, including Orchestra’s registration statement filed with the AMF (as the same may be amended, updated or superseded from time to time), either on Orchestra’s website at http://www.orchestra-kazibao.com/ or on the AMF’s website at http://www.amf-france.org/. Investors may request copies of the documents filed with the SEC by the Company by directing a request to the Company’s Investor Relations department at Destination Maternity Corporation, Attention: Investor Relations, 232 Strawbridge Drive, Moorestown, NJ 08057 or to the Company’s Investor Relations department at 203-682-8225 or by email to DestinationMaternityIR@icrinc.com. Investors may request copies of the documents filed with the AMF or the SEC by Orchestra by directing a request to ACTIFIN, Attention: Stéphane Ruiz, or to Stéphane Ruiz at +33 01 56 88 11 15 in France or by email to sruiz@actifin.fr.

Participants in the Solicitation

The Company, Orchestra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the approval of the Merger and may have direct or indirect interests in the Merger. Information about Orchestra’s directors and executive officers is set forth in Orchestra’s 2015 Registration Document incorporating its accounts 2015, which may be obtained free of charge at Orchestra’s website at http://www.orchestra-kazibao.com/. Information about the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise is set forth in the Company’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2016, and its Annual Report on Form 10-K for the fiscal year ended January 30, 2016, which was filed with the SEC on April 14, 2016. These documents are available free of charge at the SEC’s website at www.sec.gov and from the “Investors” section of the Company’s website at www.investor.destinationmaternity.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Merger will be included in the proxy statement/prospectus and the registration statement that Orchestra will file with the SEC in connection with the solicitation of proxies to approve the Merger.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

99.1	ICR Investor Presentation dated January 11, 2017

99.2	ICR Investor Presentation Transcript dated January 11, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: January 11, 2017	DESTINATION MATERNITY CORPORATION

	By:	/s/ Anthony M. Romano
Anthony M. Romano
Chief Executive Officer & President

EXHIBIT INDEX

Exhibit No.	Description

99.1	ICR Investor Presentation dated January 11, 2017

99.2	ICR Investor Presentation Transcript dated January 11, 2017